Symbols: LVH .TSX Venture Exchange

LVFHF.OTC Bulletin Board

LVH .Berlin Stock Exchange

September 9, 2005.

LVFH signs Exclusive “in-Arena” marketing deal with the NBA’s Los Angeles Clippers

Vancouver, British Columbia, September 9, 2005 – Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”) is pleased to announce that its wholly owned subsidiary, Action Poker Gaming Inc., has signed an exclusive “in-arena” marketing deal in the online poker/ casino category with the NBA’s Los Angeles Clippers. The deal will include courtside signage, promotional giveaways, print media and the presenting sponsorship of the Clipper’s Spirit Dance Team.

In addition, the Company will also receive airtime for commercials during each of the team’s KTLA television station telecasts during the 2005/2006 season as well as radio ad time during each of the Clippers pre-season and regular season radio broadcasts.

President and CEO, Jake Kalpakian, states, “We’re very excited about this deal as it will allow us to introduce our new global brands, www.actionpoker.com and www.actionpoker.net (the “AP brands”) in Southern California, which is recognized as the poker capital of the world”.

Mr. Kalpakian continues, “And this is only the first step of a much broader national marketing campaign in the U.S for our AP brands. Not only will we aggressively market our AP brands over the next few months across the U.S. through traditional medians such as TV, online, and print, but we will also be introducing some unique marketing initiatives that should further enhance their visibility.”

The AP brands will also send their player traffic into the central cardroom within the Action Poker Network, which currently hosts the Company’s 3rd party licensee’s cardrooms and which is anchored by the Company’s own flagship site, www.tigergaming.com .

Mr. Kalpakian adds, “The advantages of having all player traffic flow to a centralized cardroom is that it allows us to aggressively market www.tigergaming.com and build upon the brand equity it currently enjoys as a site that offers unique games while allowing us to introduce and build a global brand which is synonymous with poker such as www.actionpoker.com.”

About Las Vegas From Home.Com Entertainment Inc.

LVFH is an “E-Gaming” Software Developer and provider, and through its wholly owned Antiguan Subsidiary, Action Poker Gaming Inc., licenses its software to third parties.

For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at www.lvfh.com .

On behalf of the Board of

Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”

Jacob H. Kalpakian,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as “believes,” “plans,” “expects” or “intends” and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.